UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Kamada Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 1.0 per share

(Title of Class of Securities)

M6240T 109
(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6240T 109

1	NAME OF REPORTING PERSON: Damar Chemicals Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: -0- Ordinary Shares
	6	SHARED VOTING POWER: 1,908,318 Ordinary Shares*
	7	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	8	SHARED DISPOSITIVE POWER: 1,908,318 Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,908,318 Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.29%**
12	TYPE OF REPORTING PERSON: CO

*	Damar Chemicals Inc., a company registered in Panama (“Damar”), directly holds 1,908,318 ordinary shares of the Issuer. Damar is wholly-owned by Sinara Financing S.A., which is jointly owned by Mr. Jonathan Hann, Ms. Tamar Hahn, Mr. Nicolas Hahn and the Fundacion Martinez.

**	Calculated based on 44,523,450 ordinary shares of the Issuer outstanding as of February 11, 2020.

CUSIP No. M6240T 109

1	NAME OF REPORTING PERSON: Jonathan Hahn I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Argentinian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 156,433 Ordinary Shares*
	6	SHARED VOTING POWER: 1,908,318 Ordinary Shares*
	7	SOLE DISPOSITIVE POWER: 156,433 Ordinary Shares*
	8	SHARED DISPOSITIVE POWER: 1,908,318 Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,064,751 Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.63%**
12	TYPE OF REPORTING PERSON: IN

*	Mr. Jonathan Hahn directly holds 119,558 ordinary shares of the Issuer and options to purchase 36,875 ordinary shares of the Issuer currently exercisable or exercisable within 60 days of the date hereof. In addition, Mr. Hahn holds 25% of the shares of Sinara Financing S.A., which holds 100% of the shares of Damar Chemicals Inc. (“Damar”). Damar directly holds 1,908,318 of the Issuer’s shares.

**	Calculated based on 44,523,450 ordinary shares of the Issuer outstanding as of February 11, 2020.

.

CUSIP No. M6240T 109

1	NAME OF REPORTING PERSON: Tamar Hahn I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 94,040 Ordinary Shares
	6	SHARED VOTING POWER: 1,908,318 Ordinary Shares*
	7	SOLE DISPOSITIVE POWER: 94,040 Ordinary Shares
	8	SHARED DISPOSITIVE POWER: 1,908,318 Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,002,358 Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.50%**
12	TYPE OF REPORTING PERSON: IN

*	Ms. Tamar Hahn holds directly 94,040 ordinary shares of the Issuer. In addition, Ms. Hahn holds 25% of the shares of Sinara Financing S.A., which holds 100% of the shares of Damar Chemicals Inc. (“Damar”). Damar directly holds 1,908,318 of the Issuer’s shares.

**	Calculated based on 44,523,450 ordinary shares of the Issuer outstanding as of February 11, 2020.

CUSIP No. M6240T 109

1	NAME OF REPORTING PERSON: Nicolas Rodolfo Hahn I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Argentinian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 94,041 Ordinary Shares
	6	SHARED VOTING POWER: 1,908,318 Ordinary Shares*
	7	SOLE DISPOSITIVE POWER: 94,041 Ordinary Shares
	8	SHARED DISPOSITIVE POWER: 1,908,318 Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,002,359 Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.50%**
12	TYPE OF REPORTING PERSON: IN

*	Mr. Nicolas Rodolfo Hahn holds directly 94,041 ordinary shares of the Issuer. In addition, Mr. Hahn holds 25% of the shares of Sinara Financing S.A, which holds 100% of the shares of Damar Chemicals Inc. (“Damar”). Damar directly holds 1,908,318 of the Issuer’s shares.

**	Calculated based on 44,523,450 ordinary shares of the Issuer outstanding as of February 11, 2020.

CUSIP No. M6240T 109

Item 1.

(a)	Name of Issuer: Kamada Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

2 Holzman St., Science Park,

P.O. Box 4081,

Rehovot, 7670402, Israel

Item 2.

(a)	Name of Person Filing:

Damar Chemicals Inc.

Jonathan Hahn

Tamar Hahn

Nicolas Rodolfo Hahn

I.R.S. Identification No. of above person (entities only): N/A

(b)	Address of Principal Business Office or, if none, Residence: Encarnación Ezcurra 365, Piso 3, C1107CLA, Buenos Aires, Argentina

(c)	Citizenship: Argentinean

(d)	Title of Class of Securities: Ordinary Shares, par value NIS 1.0 per share (“Ordinary Shares”)

(e)	CUSIP Number: M6240T 109

Item 3.	Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Damar Chemicals Inc. 1,908,318 Ordinary Shares

Jonathan Hahn 2,064,751 Ordinary Shares

Tamar Hahn 2,002,358 Ordinary Shares

Nicolas Rodolfo Hahn 2,002,359 Ordinary Shares

(b)	Percent of class:

Damar Chemicals Inc. 4.29%*

Jonathan Hahn 4.63%*

Tamar Hahn 4.50%*

Nicolas Rodolfo Hahn 4.50%*

(c)	Number of shares as to which person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

*	Calculated based on 44,523,450ordinary shares of the Issuer outstanding as of February 11, 2020.

CUSIP No. M6240T 109

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. M6240T 109

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

Damar Chemicals Inc.

/s/ Jonathan Hahn
By:	Jonathan Hahn
Title:	Holder Power of Attorney

Jonathan Hahn
/s/ Jonathan Hahn

Tamar Hahn
/s/ Tamar Hahn

Nicolas Rodolfo Hahn
/s/ Nicolas Rodolfo Hahn

CUSIP No. M6240T 109

EXHIBIT NO.	DESCRIPTION

Exhibit 99.1	Joint Filing Agreement, dated February 13, 2020